02018564

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13079

FEB 27 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Smith, Brown & Groover, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
4001 VINEVILLE AVENUE
(No. and Street)

Macon (City) GA (State) 31210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joan E. Hundertmark, V.P. (478) 474-7004
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Howard, Moore & McDuffie, P.C.
(Name — *if individual, state last, first, middle name*)

201 Second Street, Suite 1060, P. O. Box 4547, Macon, GA 31208
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond H. Smith, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Brown & Groover, Inc., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

VINITA MORGAN NOTARY EXPIRES GEORGIA JAN. 5, 2006 PUBLIC PEACH COUNTY

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition~~ Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
201 Second Street, Suite 1060, Post Office Box 4547 · Macon, Georgia 31208-4547
Telephone (478) 742-5317 · Facsimile (478) 738-0038 · www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the accompanying statement of financial condition of Smith, Brown & Groover, Inc. as of December 31, 2001, and the related statements of income, cash flows and statement of changes in stockholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith, Brown & Groover, Inc., as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity accounting principles generally accepted in the United States of America.

Howard, Moore & McDuffie, P.C.

February 15, 2002

SMITH, BROWN & GROOVER, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	
Cash	$ 73,672
Cash in segregated accounts	15,422
Clearing service deposit (securities at market value)	20,251
Receivable from clearing organization	23,497
Marketable securities at market value	331,722
Securities not readily marketable, at estimated market value	34,680
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $131,203	125,335
Other Assets:	
Goodwill, net of amortization	1,250
Prepaid expenses	11,182
Income tax refund receivable	36,648
Commissions receivable	10,750
Fees receivable	95,363
Total assets	$ 779,772
LIABILITIES	
Payable to customers	$ 5,060
Accounts payable, accrued expenses and other liabilities	50,346
Deferred income taxes payable	29,597
Total liabilities	85,003
STOCKHOLDERS' EQUITY	
Common stock, $100 par value, 500 shares authorized, 260 shares issued and outstanding	26,000
Retained earnings	668,769
Total stockholders' equity	694,769
Total liabilities and stockholders' equity	$ 779,772

The accompanying notes are an integral
part of this financial statement.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2001

REVENUES	
Securities commissions	$ 83,618
Net unrealized gains on investment accounts	27,546
Net realized gains (losses) and income on investment accounts	(45,018)
Margin interest	9,226
Revenue from sale of investment company shares	1,007,570
Fees	337,179
Other revenue related to securities business	52,744
Interest	1,488
	1,474,353
EXPENSES	
Compensation and benefits	1,129,271
Communications	112,260
Occupancy and equipment costs	86,900
Interest	84
Losses in error account and bad debts	29,859
Data processing costs	15,679
Regulatory fees and expenses	48,625
Other	63,828
	1,486,506
INCOME (LOSS) BEFORE INCOME TAX PROVISION	(12,153)
PROVISION FOR INCOME TAXES	
Current tax benefit	(18,048)
Deferred tax expense	8,336
	(9,712)
NET INCOME (LOSS)	$ (2,441)

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2001

	Common Stock		Retained
	Shares	Amount	Earnings
Balances at January 1, 2001	260	$26,000	$671,210
Net loss			(2,441)
Balances at December 31, 2001	260	$26,000	$668,769

The accompanying notes are an integral part
of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (2,441)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	37,341
Net unrealized appreciation of securities	(27,546)
Net realized gain on sale of investments	53,303
Reinvested dividends and capital gains	(4,903)
(Increase) decrease in:	
Receivables from clearing organizations	(2,556)
Prepaid expenses and income tax refund receivable	(35,689)
Shareholder advance	1,585
Commissions receivable	13,787
Fees receivable	(7,988)
Increase (decrease) in:	
Payable to customers	636
Income taxes payable	(38,055)
Accounts payable and other liabilities	(56,719)
Other, net	32,386
Net cash provided (used) by operating activities	(36,859)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of investments	(522,111)
Proceeds from sales of investments	387,449
Purchase of furniture and equipment	(14,503)
Net cash provided (used) by investing activities	(149,165)

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS (continued)

For the Year Ended December 31, 2001

NET INCREASE (DECREASE) IN CASH	$ (186,024)
CASH AND CASH EQUIVALENTS, beginning	259,696
CASH AND CASH EQUIVALENTS, ending	$ 73,672
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Interest paid	$ 84
Income taxes paid	$ 18,600
Noncash Investing Activities:	
Received in trade for disposed vehicle	$ 28,000
Loss on trade-in	2,626
Noncash value of acquired vehicle	$ 30,626

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

1. NATURE OF OPERATIONS

Smith, Brown & Groover, Inc. is a securities broker. The Company's principal products and services are stocks, bonds, mutual funds, insurance, and annuities. The Company's customers are primarily individuals in the middle Georgia area.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur and adjusted annually to trade-date basis if materially different from settlement-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Depreciation and Amortization

Furniture, equipment, software and the automobile are depreciated over a period of five-to-ten years using the straight-line depreciation method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Goodwill is amortized over 40 years and is reported net of $8,750 accumulated amortization. Depreciation and amortization expense for the year is $37,341.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include operating cash on deposit in bank accounts and money market funds. Cash segregated under SEC rules is not a part of operating cash.

Advertising

The Company expenses the cost of advertising the first time the advertising activity takes place. Advertising expenses totalled $58,924 for the year ended December 31, 2001.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between tax and book depreciation of property and equipment and the basis of marketable equity securities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SEGREGATED CASH

Cash of $6,824 is segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. Customer money of $8,598 is also segregated in accordance with Securities and Exchange Commission rules.

4. SECURITIES OWNED

Marketable securities owned consist of investment securities at quoted market values, as illustrated below:

Mutual funds	$ 60,001
Money market funds	43,457
Corporate stocks	228,264
	331,722
Mutual funds - clearing service deposit	20,251
	$351,973

Total marketable securities at cost are $311,243. Net unrealized gains from market value appreciation are $43,866 during the year ended December 31, 2001. Mutual fund securities with a market value of $20,251 are held as collateral in a separate deposit account by the clearing service broker.

Securities not readily marketable consist of subscribed shares of a local bank. The majority stockholder of the Company is a board member of the bank. The total shares at cost and estimated market value are $20,000 and $34,680, respectively. Net unrealized losses from market value depreciation are $16,320 during the year ended December 31, 2001. The shares are not frequently traded.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, at cost:

Office furniture and equipment	$193,641
Leasehold improvements	1,362
Automobile	41,656
Software	19,880
	$256,539

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company has net capital, as defined by Rule 15c3-1 of $366,244, which is $116,244 above its required net capital of $250,000. The Company's net capital ratio is .23 to 1.

7. SHORT-TERM LOANS

The Company has a $500,000 line of credit with Rivoli Bank and Trust Company, with interest accrued on the outstanding balance at 4.75 percent per annum. At December 31, 2001, there was no debt outstanding. The line is guaranteed by an officer of the Company. The majority shareholder of the Company is on the board of the lender.

8. EMPLOYEE BENEFITS

Smith, Brown & Groover, Inc. adopted a defined contribution profit sharing plan effective January 1, 1993. The Company contributions are based on the total compensation of all eligible participants under the plan. All employees age 21 and over with one year of service are eligible to participate. The Board of Directors of the Company may authorize a contribution not to exceed 15 percent of eligible participant's total compensation. There was no contribution for the year ended December 31, 2001.

9. LEASES

The Company relocated and entered into an operating lease with a stockholder on August 1, 1997. Rent is $5,000 per month beginning September 1, 1997, until and including August 1, 2002. The lease rate can be adjusted annually but not more than 10 percent per annum. Future minimum lease payments are $40,000 all to be paid in 2002. Total rent paid under the above operating lease was $60,000 for the year ended December 31, 2001.

10. INCOME TAXES

The 2001 taxable income differs from the net loss on the statement of operations because of nondeductible meals and entertainment, penalties, amortization of goodwill, excess tax depreciation over book depreciation, unrealized gains on marketable securities held for investment and nondeductible realized losses on marketable securities. The current tax benefit results from a carry back of 2001 capital losses.

10. INCOME TAXES (continued)

The net deferred tax liability in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liabilities	$(32,045)
Deferred tax assets, net of	
$-0- valuation allowance	2,448
Net deferred tax liability	$(29,597)

The deferred tax liability results from the use of accelerated methods of depreciation for property and equipment and unrealized gains in market value of securities held for investment. The deferred tax asset results from deductible contribution carryforwards.

11. CONCENTRATIONS

The Company has concentrated its credit risk for cash by maintaining deposits in one bank. Accounts at the institution are insured by the Federal Deposit Insurance Corporation (F.D.I.C.) up to $100,000. The maximum loss that would have resulted from that risk totalled $76,965 as of December 31, 2001.

The Company derived 56% of its total revenue from the sale of mutual funds and mutual fund dealer commissions during the year ended December 31, 2001. The majority of its volume of mutual fund business is with one mutual fund company.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

201 Second Street, Suite 1060, Post Office Box 4547 · Macon, Georgia 31208-4547
Telephone (478) 742-5317 · Facsimile (478) 738-0038 · www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY SCHEDULE OF EXPENSES

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

Our report on our audit of the basic financial statements of Smith, Brown & Groover, Inc., for 2001 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information for the year ended December 31, 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, we do not express an opinion on it.

Howard, Moore & McDuffie, P.C.

February 15, 2002

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2001

COMPENSATION AND BENEFITS	
Commissions to registered representatives	$ 250,295
Stockholders' compensation	617,035
Clerical salaries	202,158
Insurance - employee benefits	26,175
Payroll taxes	33,608
Profit sharing plan contribution	-0-
	1,129,271
COMMUNICATIONS	
Office supplies	12,926
Telephone	26,153
Postage	14,257
Advertising	58,924
	112,260
OCCUPANCY AND EQUIPMENT COST	
Stock exchange fee	10,622
Rent	60,000
Building insurance	1,614
Utilities	12,957
Equipment rental	1,707
	86,900
INTEREST	84
LOSSES IN ERROR ACCOUNT AND BAD DEBTS	
Errors and omissions	29,859
	29,859
DATA PROCESSING COSTS	
Computer software service	15,679

See independent auditor's report on the supplementary schedule of expenses.

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2001

REGULATORY FEES AND EXPENSES	
Professional fees	$ 15,677
Insurance & bond - required	6,669
Taxes, licenses, and fees	26,279
	48,625
OTHER	
Automobile expense	756
Bank and analysis charges	176
Dues and subscriptions	6,866
Depreciation and amortization	37,341
Repairs and maintenance	8,155
Miscellaneous	3,359
Meals and entertainment	1,514
Conference and travel	3,551
Dues, fees and assessments	715
Legal and profit sharing administration	1,395
	63,828
	$ 1,486,506

See independent auditor's report on the
supplementary schedule of expenses.

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

201 Second Street, Suite 1060, Post Office Box 4547 · Macon, Georgia 31208-4547
Telephone (478) 742-5317 · Facsimile (478) 738-0038 · www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the financial statements of Smith, Brown & Groover, Inc. for the year ended December 31, 2001, and have issued our report thereon dated February 15, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Howard, Moore & McDuffie, P.C.

February 15, 2002

SMITH, BROWN & GROOVER, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

NET CAPITAL		
Total stockholders' equity from statement of financial condition	$	694,769
Deduct stockholders' equity not allowable for net capital		-0-
Total stockholders' equity qualified for net capital		694,769
Add:		
Other (deductions) or allowable credits-deferred income taxes payable		29,597
Total capital		724,366
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		34,680
Furniture, equipment, and leasehold improvements, net		125,335
Goodwill, net		1,250
Prepaid expenses		11,182
Income tax refund receivable		36,648
Commissions and fees receivable		101,880
Total deductions and/or charges		310,975
Net capital before haircuts on securities positions		413,391
Haircuts on securities		
Trading and investment securities		
Stocks and warrants		34,240
Other securities		12,907
Undue concentration		-0-
		47,147
Net capital	$	366,244

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)		
Minimum net capital required (6.66% of aggregate indebtedness)	$	5,661
Minimum dollar net capital requirement of reporting broker	$	250,000
Net capital requirement (greater of the above)	$	250,000
Excess net capital	$	116,244
Excess net capital at 1000%	$	357,744

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition	$	85,003
Additions and deductions		-0-
Total aggregate indebtedness	$	85,003
Percentage of aggregate indebtedness to net capital		23

See independent auditor's report on the supplementary
information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIRMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

CREDIT BALANCES:		
Free and other credit balances in customers' security accounts	$	5,060
DEBIT BALANCES:		
Debit balances in customers cash and margin accounts		-0-
RESERVE COMPUTATION:		
Excess of total credits over total debits	$	5,060
105% of total credits over total debits	$	5,313
Amount held on deposit in Reserve Bank Account	$	6,824
Required deposit	$	-0-

See independent auditor's report on the supplementary
information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3

Year Ended December 31, 2001

State the market value and the number of items of:

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions were issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

	$ 0
Number of items	0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.

	$ 0
Number of items	0

3. Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N)

X Yes
___ No

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE IV
RECONCILIATION WITH COMPANY'S COMPUTATIONS

Year Ended December 31, 2001

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 363,752
Audit adjustment to current year income tax liability	18,048
Net effect of other audit adjustments on net income	(6,963)
Adjustment to addition to net capital for deferred tax liability	8,336
Audit adjustments that increased nonallowable assets	(16,929)
	2,492
Net capital per audited Schedule I	$ 366,244

There were no differences in the Company's computation of reserve requirements and the audited computation of reserve requirements under Rule 15c3-3.

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
201 Second Street, Suite 1060, Post Office Box 4547 · Macon, Georgia 31208-4547
Telephone (478) 742-5317 · Facsimile (478) 738-0038 · www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

In planning and performing our audit of the financial statements of Smith, Brown & Groover, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures followed by Smith, Brown & Groover, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
201 Second Street, Suite 1060, Post Office Box 4547 · Macon, Georgia 31208-4547
Telephone (478) 742-5317 · Facsimile (478) 738-0038 · www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED
BY SEC RULE 17a-5
(continued)

internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of The Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Howard, Moore & McDuffie, P.C.

February 15, 2002